UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to
SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Subject Company)

Series C (PDM B-3) of Tender Investors, LLC,
which is managed by
Tender Investors Manager LLC,
whose sole member is
Apex Real Estate Advisors, LLC

(Name of Filing Persons - Offerors)

SHARES OF CLASS B-3 COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

720190 503

(CUSIP Number of Class of Securities)

Brent Donaldson
Series C (PDM B-3) of Tender Investors, LLC,
a Delaware series limited liability company
c/o Tender Investors Manager, LLC
6114 La Salle Ave., #345
Oakland, CA 94611
Tel: 510.619.3636
Fax: 925.403.7967

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Calculation of Filing Fee	Amount of Filing Fee $5,880
Transaction Valuation* $29,400,000

*For purposes of calculating the original filing fee only. In the original filing, the offer was to purchase of 2,100,000 Shares at a purchase price equal to $14.00 per Share in cash.

☒    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $5,880

Form or Registration:              Schedule TO-T

Number:                                       005-80150

Filing Party:                              Series C (PDM B-3) of Tender Investors, LLC

Date Filed:                                August 3, 2010

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Amendment No. 4 to the Schedule TO originally filed on August 3, 2010 (the “Original Schedule TO”) by Series C (PDM B-3) of Tender Investors, LLC, a Delaware series limited liability company (the “Purchaser”), as amended by Amendment Nos. 1, 2 and 3 thereto, relates to the amended offer to purchase up to 427,000 shares of Class B-3 common stock (the “Shares”) of Piedmont Office Realty Trust, Inc., the subject company (the “Amended Offer”), is being filed to announce that 556 Shares had been tendered as of October 18, 2010, the date on which the Expiration Date of the Amended Offer was extended to November 15, 2010.

Items 1 through 11.

The information in the Amended and Restated Offer to Purchase dated August 26, 2010, including all schedules thereto, previously filed as Exhibit (a)(1) to Amendment No. 1, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement, except as set forth above or below.

Item 12.  Exhibits.

(a)(1) Amended and Restated Offer to Purchase dated August 26, 2010**

(a)(2) Assignment Form*

(a)(3) Amended and Restated Form of Letter to Shareholders dated August 26, 2010**

(a)(4) Form of Advertisement in Investor’s Business Daily*

(a)(5) Press Release of Series C (PDM B-3) of Tender Investors, LLC, dated August 26, 2010**

(a)(6) Form of Amended and Restated Advertisement in Investor’s Business Daily***

(a)(7) Press Release of Series C (PDM B-3) of Tender Investors, LLC, dated October 18, 2010****

(a)(8) Press Release of Series C (PDM B-3) of Tender Investors, LLC, dated October 20, 2010

(b)-(h) Not applicable

* Previously filed with Original Schedule TO.

** Previously filed with Amendment No. 1 to Original Schedule TO.

*** Previously filed with Amendment No. 2 to Original Schedule TO.

**** Previously filed with Amendment No. 3 to Original Schedule TO.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2010

SERIES C (PDM B-3) OF TENDER INVESTORS, LLC,

A DELAWARE SERIES LIMITED LIABILITY COMPANY

By: Tender Investors Manager, LLC

Its:  Manager

By:     Apex Real Estate Advisors, LLC

Its:      Manager

/s/Brent R. Donaldson

By:     Brent Donaldson

Its:      Managing Principal

TENDER INVESTORS MANAGER, LLC,

A DELAWARE LIMITED LIABILITY COMPANY

By: Apex Real Estate Advisors, LLC

Its:  Manager

/s/Brent R. Donaldson

By: Brent Donaldson

Its:      Managing Principal

APEX REAL ESTATE ADVISORS, LLC,

A DELAWARE LIMITED LIABILITY COMPANY

/s/ Brent R. Donaldson

By: Brent Donaldson

Its:  Managing Principal

EXHIBIT INDEX

Exhibit	Description
(a)(8)	Press Release of Series C (PDM B-3) of Tender Investors, LLC, dated October 20, 2010